Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT
Name of Listed Issuer: Acreage Holdings, Inc. (the “Issuer”).
Trading Symbol: ACRG.U
Number of Outstanding Listed Securities: 62,317,936 Subordinate Voting Shares
Date: July 7, 2019
This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.
This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.
General Instructions

(a)
Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.
Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.
Acreage Holdings, Inc. (“Acreage” or the “Issuer”) is headquartered in New York City, New York, with a registered office at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, and is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to number of states with operating licenses. With licenses to operate or management or consulting services

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

agreements in place with license holders to assist in operations in 20 states (including pending transactions), we serve a population of more than 172 million Americans, and an estimated 2022 total addressable market of approximately $17 billion in legal cannabis sales according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

2.	Provide a general overview and discussion of the activities of management.

•
On June 19, 2019, Acreage held a special meeting of Acreage shareholders at which Acreage shareholders voted in favor of (i) a special resolution authorizing and approving the proposed arrangement involving Canopy Growth Corporation (“Canopy Growth”) announced by Acreage on April 18, 2019 (the “Arrangement”), and (ii) an ordinary resolution to approve amendments to Acreage’s omnibus incentive plan.

•
On June 21, 2019, Acreage obtained a final order from the Supreme Court of British Columbia approving the Arrangement. Acreage announced that holders of Acreage shares and certain securities convertible or exchangeable into Class A subordinate voting shares of Acreage (the "Subordinate Voting Shares") as of the close of business on June 26, 2019, the business day immediately preceding the Initial Effective Date (the "Record Date"), will be entitled to receive their pro rata portion (on an as converted to Subordinate Voting Share basis) of US$300,000,000 (the "Option Premium") being paid by Canopy Growth to such persons as consideration for granting the Canopy Growth call option. Pursuant to the payment of the Option Premium, each holder of Acreage Shares and certain other eligible holders of securities exchangeable for Acreage Shares received approximately US$2.63 per Subordinate Voting Share (on an as converted to Subordinate Voting Share basis).

•
On June 27, 2019, Acreage and Canopy Growth implemented the Arrangement. In connection with the implementation of the Arrangement, Acreage and Canopy Growth executed a licensing agreement granting Acreage access to Canopy Growth's award-winning line-up of brands such as Tweed and Tokyo Smoke, along with other intellectual property.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

See disclosures above relating to the Arrangement in Section 2 above.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8.	Describe the acquisition of new customers or loss of customers.
N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.
N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.
The Issuer had approximately 26 new hires and 15 terminations in June.

11.	Report on any labour disputes and resolutions of those disputes if applicable.
N/A

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.
N/A

14.	Provide details of any securities issued and options or warrants granted.

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

Security	Number Issued	Details of Issuance	Use of Proceeds (1)
Subordinate Voting Shares	208,150	Shares issued in satisfaction of success fee payable in connection with the Arrangement.	N/A
Subordinate Voting Shares (2)	218,264	June 2019	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

(2)
In June 2019, the Issuer issued 218,264 Subordinate Voting Shares to holders of Acreage Holdings WC, Inc. Class B Non-Voting Common Shares and High Street Capital Partners, LLC convertible units who submitted redemption requests to the Issuer. The redemption process is disclosed in the Issuer’s listing statement filed on November 14, 2018. The 218,264 Subordinate Voting Shares issued do not represent a dilutive issuance of Subordinate Voting Shares, but instead represent a reduction in the number of shares of Acreage Holdings WC, Inc. and High Street Capital Partners, LLC convertible into Subordinate Voting Shares, which such shares are included in the Issuer’s previously reported “as converted” outstanding share count.

15.	Provide details of any loans to or by Related Persons.
N/A

16.	Provide details of any changes in directors, officers or committee members.
N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.
Trends and risks which may impact the Issuer are detailed in Risk Factors - in the Issuer’s Annual Information Form dated April 24, 2019.

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

Certificate Of Compliance
The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.
Dated July 7, 2019.

Glen S. Leibowitz
Name of Director or Senior Officer

/s/ Glen S. Leibowitz
Signature

Chief Financial Officer
Official Capacity

Issuer Details Name of Issuer Acreage Holdings, Inc.	For Month End June 2019	Date of Report YY/MM/D 19/07/7
Issuer Address 366 Madison Avenue, 11th Floor
City/Province/Postal Code New York, New York 10017	Issuer Fax No. (212) 428-6770	Issuer Telephone No. (646) 600-9181
Contact Name Glen Leibowitz	Contact Position CFO	Contact Telephone No. (646) 600-9181
Contact Email Address g.leibowitz@acreageholdings.com	Web Site Address https://www.acreageholdings.com/about/

FORM 7 – MONTHLY PROGRESS REPORT
January 2015